Exhibit 99.1

2017-06-21

PRESS RELEASE

Issuance of warrants in Oasmia Pharmaceutical AB (publ)

Uppsala, Sweden, June 21, 2017 --- Oasmia Pharmaceutical AB (publ) (the ”Company”) resolved, at the Extraordinary General Meeting of the Company on 2 June 2017, to establish two warrant programmes, series 2017:1 and series 2017:2, involving the issuance of a maximum of 3,750,000 and 3,000,000 warrants respectively to the subsidiary Oasmia Incentive AB (the “Subsidiary”), with a right and obligation for the Subsidiary to transfer the warrants to the Company’s employees.

A total of 4,418,182 warrants have been acquired by the Company’s employees, of which 2,168,182 warrants under series 2017:1 were acquired by the executive committee and other key employees, and 2,250,000 warrants under series 2017:2 were acquired by the board of directors (except from directors who are connected to the proposer Alceco International S.A). Upon full exercise of the warrants the share capital of the Company will increase by SEK 441,818.

Oasmia Incentive AB still holds 2,331,818 warrants, of which 1,581,818 warrants originate from series 2017:1 and 750,000 from the series 2017:2. These warrants are intended to be held by the Subsidiary for the purpose of being offered to new employees and new directors of the board of the Company, in accordance with previous communications.

For more information, please contact:

Fredrik Gynnerstedt, CFO

Tel: +46 18 50 54 40

E-mail: fredrik.gynnerstedt@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important information

Issuance, publication or distribution of this press release in certain jurisdictions could be subject to restrictions. The recipient of this press release is responsible for using this press release and the constituent information in accordance with the rules and regulations prevailing in the particular jurisdiction. This press release does not constitute an offer or an offering to acquire or subscribe for any Oasmia Pharmaceutical AB (publ) securities in any jurisdiction, neither from Oasmia Pharmaceutical AB (publ) nor anyone else.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on June 21, 2017.